LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

January 19, 2024

Via Edgar Correspondence

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 7 to Registration Statement on Form F-1 Filed December 18, 2023
File No. 333-262367

Dear Mr. Kauten:

This letter is in response to the letter dated January 8, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 8 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-6

1)	Based on your disclosure on page 61, it appears that the purchase of fixed deposits in 2023 are reflected as an increase in prepaid expenses and other current assets within cash used in operating activities. Considering the fixed deposits are classified as a noncurrent asset, please explain why you present the amounts within operating activities and not as an investing activity. Please provide us with the authoritative guidance that supports your presentation.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have modified the consolidated statements of cash flows and presented the fixed deposits in investing activities. Please refer to page F-6 in the Amendment No. 8 to the Registration Statement.

Notes to Consolidated Financial Statements

Note 18 - Subsequent Events, page F-27

2)	You disclose that you have evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were available to be issued. Please revise to include such date. Refer to ASC 855-10-50-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page F-27 in the Amendment No. 8 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer